UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

CTI Group (Holdings) Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

126431 10 5

(CUSIP Number)

Chad J. Rubin

Duane Morris LLP

30 S. 17th Street

Philadelphia, Pennsylvania 19103

(215) 979-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 18, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 126431 10 5	Page 2 of 6

1.	Names of reporting persons. Michael J. Reinarts
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 2,950,791 (1)
	8.	Shared voting power 0
	9.	Sole dispositive power 2,950,791 (1)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 2,950,791 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 9.9% (2)
14.	Type of reporting person (see instructions) IN

(1)	Includes (i) 2,900,791 shares of the Issuer’s Class A common stock (the “Common Stock”) and (ii) 50,000 shares of Common Stock issuable upon the exercise of a stock option by the reporting person which is currently exercisable.
(2)	Based on 29,880,261 shares of Common Stock outstanding as of October 18, 2015, as reported by the Issuer to the reporting person, plus 50,000 shares of Common Stock issuable upon exercise of a stock option, which are treated as outstanding Common Stock only for the purpose of computing the percentage ownership of the reporting person.

CUSIP No. 126431 10 5	Page 3 of 6

This Amendment No. 5 (this “Amendment No. 5”) amends Items 4, 5, 6 and 7 to reflect changes to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 10, 2011, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on March 8, 2013; Amendment No. 2 to Schedule 13D filed with the SEC on November 1, 2013; Amendment No. 3 to Schedule 13D filed with the SEC on December 30, 2013, and Amendment No. 4 to Schedule 13D filed with the SEC on June 18, 2014 (as so amended, the “Schedule 13D”). Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported on the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented as follows:

On October 18, 2015, New Acquisitions Corporation (the “Purchaser”), Enghouse Systems Limited (“Parent”) and CTI Group (Holdings) Inc. (the “Issuer”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, among other things, Purchaser has agreed to commence a cash tender offer (the “Offer”) to purchase all outstanding shares (“Shares”) of the Issuer’s Class A common stock, par value $0.01 per share (“Common Stock”), at a price of $0.61 per Share, net to the seller in cash without interest and less any required withholding taxes (the “Offer Price”). Subject to the terms and conditions of the Merger Agreement, following the consummation of the Offer (and, if required by applicable law, subject to the approval of Issuer’s stockholders): (i) Purchaser will be merged with and into the Issuer, and Issuer will continue as the surviving corporation and a wholly owned direct or indirect subsidiary of Parent (the “Merger”); and (ii) each Share outstanding immediately prior to the effective time of the Merger (the “Effective Time”), other than Shares then owned by Parent, Purchaser and the Issuer, will be converted into the right to receive an amount per Share, in cash, equal to the Offer Price. The purpose of the Offer and the Merger is to enable Parent to acquire control of the Issuer by acquiring all of the outstanding Shares.

Tender and Support Agreement

In connection with the Merger Agreement, on October 18, 2015, Michael J. Reinarts (the “Reporting Person”), Parent and Purchaser entered into a tender and support agreement (the “Tender and Support Agreement”), pursuant to which the Reporting Person has agreed, among other things, to validly tender the Shares beneficially owned by the Reporting Person in the Offer, including any additional Shares that the Reporting Person may acquire after the date of the Tender and Support Agreement.

The Reporting Person has agreed that, unless the Tender and Support Agreement is terminated as described below, (i) the Reporting Person will validly tender or cause to be validly tendered the Reporting Person’s Shares to Purchaser pursuant to the Offer as promptly as practicable, and in any event no later than the tenth business day following the commencement of the Offer (or in the case of any Shares directly or indirectly acquired subsequent to such tenth business day, no later than two business days after such acquisition), and (ii) the Reporting Person will not withdraw any of the Reporting Person’s Shares tendered in the Offer.

The Reporting Person has also agreed that, unless the Tender and Support Agreement is terminated as described below, the Reporting Person will not, prior to such termination: (i) transfer, assign, sell, gift-over, pledge or otherwise dispose of, or consent to any of the foregoing, any or all of the Reporting Person’s Shares or any right or interest therein; (ii) enter into any contract, option or other agreement, arrangement or understanding with respect to any such transfer; (iii) grant any proxy, power-of-attorney or other authorization or consent with respect to any of the Reporting Person’s Shares; (iv) deposit any of the Reporting Person’s Shares into a voting trust, or enter into a voting agreement or arrangement with respect to any of the Reporting Person’s Shares; or (v) take any other action, other than in the Reporting Person’s capacity as a director of the Issuer, that would in any way restrict, limit or interfere with the performance of the Reporting Person’s obligations under the Tender and Support Agreement or the transactions contemplated thereby. Notwithstanding the foregoing, the Reporting Person may make (i) transfers of Shares by will or by operation of law or other transfers to immediate family members, trusts for the benefit of the Reporting Person, any immediate family member of the Reporting Person, charity or other transfers for estate planning purposes, or upon the death of the Reporting Person, in which case any such transferee shall agree in writing to be bound by the Tender and Support Agreement prior to the consummation of any such transfer; (ii) with

CUSIP No. 126431 10 5	Page 4 of 6

respect to any options or warrants to purchase Shares, transfers of Shares to the Issuer (A) in payment of the exercise price applicable to each such options or warrants or (B) in order to satisfy required withholding taxes applicable upon the exercise of such options or warrants, (iii) with respect to any restricted stock units issued by the Issuer, transfers of Shares to the issuer in order to satisfy required withholding taxes applicable upon the vesting of such restricted stock units, and (iv) other transfers of Shares as Parent may otherwise agree in writing in its sole discretion.

Unless the Tender and Support Agreement is terminated, the Reporting Person irrevocably granted to, and appointed, Parent and any designee of Parent, the Reporting Person’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of the Reporting Person, to vote the Reporting Person’s Shares, or to grant a consent or approval in respect of the Reporting Person’s Shares, in connection with any meeting of the stockholders of the Issuer or any action by written consent in lieu of a meeting of stockholders of the Issuer (i) in favor of the Merger or any other transaction pursuant to which Parent or Purchaser proposes to acquire the Issuer, whether by tender offer, merger, or otherwise, in which stockholders of the Issuer would receive consideration per Share equal to or greater than the consideration to be received by such stockholders in the Offer and the Merger, and/or (ii) against any action or agreement which would impede, interfere with or prevent the Merger, including, but not limited to, any other extraordinary corporate transaction, including a merger, acquisition, sale, consolidation, reorganization or liquidation involving the Issuer and a third party, or any other proposal of a third party to acquire the Issuer. Further, unless the Tender and Support Agreement is terminated, the Reporting Person agreed to vote the Reporting Person’s Shares as instructed by Parent in writing, if for any reason the proxy granted in the Tender and Support Agreement is not irrevocable.

The Reporting Person also agreed that the Reporting Person will not, and will cause the Reporting Person’s affiliates and representatives to not, directly or indirectly, (i) solicit, initiate or intentionally encourage (including by way of providing information) the submission or announcement of any inquiries, proposals or offers that constitute a Takeover Proposal (as defined in the Merger Agreement); (ii) participate or engage in any discussions or negotiations with any person or entity with respect to a Takeover Proposal; (iii) otherwise cooperate with or assist or participate in, or knowingly facilitate any such inquiries, proposals, offers, discussions or negotiations; or (iv) enter into any merger agreement, letter of intent, agreement in principle, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement or other similar contract relating to a Takeover Proposal or enter into any contract or agreement in principle requiring the Reporting Person to abandon, terminate or fail to consummate the transactions contemplated by the Tender and Support Agreement; provided, however, that the Reporting Person is not precluded from acting in his capacity as a director of the Issuer, or taking any action in such capacity (including at the direction of the Issuer’s board of directors), but only in either such case as and to the extent permitted by the Merger Agreement. The Reporting Person agreed to, and to cause the Reporting Person’s affiliates and representatives to, immediately cease participating in any solicitation, discussion or negotiation with any person or entity (other than Parent and Purchaser) with respect to any actual or potential merger, acquisition, sale, consolidation, reorganization or liquidation involving the Issuer and a third party, or any other proposal of a third party to acquire the Issuer. The Reporting Person also agreed to, as promptly as practicable, notify Parent in the event that the Reporting Person or any of his respective affiliates or representatives receives any Takeover Proposal within twenty-four hours after such receipt.

The Tender and Support Agreement terminates upon the earliest to occur of (i) termination of the Merger Agreement in accordance with its terms; (ii) the Effective Time; (iii) an Adverse Recommendation Change (as defined in the Merger Agreement) in accordance with the Merger Agreement; (iv) the date of any amendment to the Merger Agreement that changes any terms of the Offer or the Merger without the prior written consent of the Reporting Person that (A) reduces the Offer Price or the Merger consideration, or (B) changes the form of consideration payable in the Offer or the Merger; (v) the termination of the Offer or the Expiration Date (as defined in the Merger Agreement) shall have occurred, in each case, without acceptance for payment of the Shares pursuant to the Offer; and (vi) the mutual written consent of Parent and the Reporting Person.

The Reporting Person was not paid any additional consideration other than the consideration contemplated in the Merger Agreement in connection with the execution and delivery of the Tender and Support Agreement. The purpose of the Tender and Support Agreement is to increase the likelihood that the Offer and the Merger will be consummated.

CUSIP No. 126431 10 5	Page 5 of 6

The description of the Tender and Support Agreement included in this Item 4 is qualified in its entirety by reference to the full text of the Tender and Support Agreement, a copy of which is attached hereto as Exhibit 1 and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirely as follows:

(a) The Reporting Person is the beneficial owner of an aggregate of 2,950,791(1) shares of Common Stock. This represents beneficial ownership of approximately 9.9%(2) of Common Stock.

(1)	Includes 50,000 shares of Common Stock issuable upon the exercise of a stock option which is currently exercisable (the “Vested Option”).

(2)	Based on 29,880,261 shares of Common Stock outstanding as of October 18, 2015, as reported by the Issuer to the Reporting Person, plus the Vested Option, which are treated as outstanding Common Stock only for the purpose of computing the percentage ownership of the reporting person.

(c) Except as set forth in Item 4 above, there have been no transactions by the Reporting Person in shares of Common Stock during the last 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 of this Amendment No. 5 is incorporated herein by reference.

Item 7. Material to be filed as Exhibits.

The following document is filed as an exhibit:

Exhibit Number	Description

1	Tender and Support Agreement, dated October 18, 2015, by and among Enghouse Systems Limited, New Acquisitions Corporation, and certain stockholders of CTI Group (Holdings) Inc. (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on October 19, 2015).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	October 19, 2015	/s/ Michael J. Reinarts
		Name:	Michael J. Reinarts